No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws. Accordingly, except to the extent permitted by the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Vice President, Finance and Chief Financial Officer of KeyWest Energy Corporation at Suite 1200, 520 - 5 Avenue S.W., Calgary, Alberta, T2P 3R7; telephone (403) 261-2766.  For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of KeyWest Energy Corporation at the above-mentioned address and telephone number.

New Issue

November 20, 2002

KEYWEST ENERGY CORPORATION

10,909,090 COMMON SHARES

ISSUABLE UPON THE EXERCISE OF SPECIAL WARRANTS

_________________________________

Price: $2.75 per Special Warrant

_________________________________

KEYWEST ENERGY CORPORATION (“KeyWest” or the “Corporation”) is hereby qualifying for distribution an aggregate 10,909,090 Common Shares of the Corporation (the “Qualified Shares”) issuable upon exercise of an aggregate 10,909,090 issued and outstanding special warrants (the “Special Warrants”), of which 6,165,480 Special Warrants were issued on October 4, 2002 (the “First Closing”) and of which 4,743,610 Special Warrants were issued on November 4, 2002 (the “Second Closing”), in each case pursuant to the Special Warrant Indenture (as defined herein) and sold to purchasers in the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec (the “Filing Provinces”) on a private placement basis pursuant to prospectus exemptions under applicable securities legislation through Griffiths McBurney & Partners, CIBC World Markets Inc., Yorkton Securities Inc., BMO Nesbitt Burns Inc., Peters & Co. Limited, Canaccord Capital Corporation and FirstEnergy Capital Corp. (collectively, the “Underwriters”). The Special Warrants are not available for purchase pursuant to this prospectus. See “Plan of Distribution”.

The issue price of $2.75 per Special Warrant was determined by negotiations between the Corporation and the Underwriters.

	Offering Price	Underwriters’ Fee(1)	Net Proceeds(2)
Per Special Warrant	$2.75	$ 0.17	$2.58
Total	$29,999,997.50	$1,799,999.85	$28,199,997.65

Notes:

1.

The Corporation paid a fee of 6.0% to the Underwriters in connection with the sale of the Special Warrants. No commission or fee will be payable to the Underwriters in connection with the distribution of the Qualified Shares upon the exercise of the Special Warrants.

2.

Before deducting the expenses relating to the issuance of Special Warrants and the underlying Qualified Shares estimated to be $350,000.

CIBC World Markets Inc., one of the Underwriters, is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to KeyWest and to which KeyWest is indebted.  Consequently, KeyWest may be considered to be a connected issuer of this Underwriter for the purposes of securities regulations in certain provinces.  The net proceeds of the Special Warrant offering were used to reduce KeyWest's indebtedness to its lenders including such bank.  See “Relationship between KeyWest and One of the Underwriters” and “Use of Proceeds”.

Each Special Warrant entitles the holder to acquire, at no additional cost, one Common Share at any time until 5:00 p.m. (Calgary time) on the earlier of: (i) 5 Business Days (as defined herein) after the Final Receipt Date (as defined herein); and (ii) October 4, 2003 if such Special Warrants were issued on the First Closing Date or November 4, 2003, if such Special Warrants were issued on the Second Closing Date (the first of such events to occur being hereinafter referred to as the “Expiry Time”).

In the event that a receipt for this short form prospectus is not obtained by the Corporation on or prior to 5:00 p.m. (Calgary time) on February 3, 2003 (the “Qualification Deadline”) from the Canadian securities regulatory authority in each of the Filing Provinces, then each holder of Special Warrants in each of the Filing Provinces in which a receipt has not been obtained (or, if a receipt has not been obtained in the Province of Alberta, all holders wherever resident) shall be entitled after the Qualification Deadline to receive on the exercise of the Special Warrants an additional 0.05 of a Common Share for each such Special Warrant so exercised without additional payment.  Special Warrants not previously exercised by the holders thereof shall be deemed to be exercised immediately prior to the Expiry Time on the basis provided for in the Special Warrant Indenture without further action on the part of the holder.

Any Common Shares issued upon the exercise of Special Warrants prior to the Final Receipt Date (as defined herein) will be subject to relevant hold periods under applicable securities legislation. An investment in the Qualified Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. The reserve and recovery information contained in this short form prospectus are only estimates and the actual production and ultimate reserves from the Corporation's properties may be greater or less than the estimates contained in this short form prospectus. The success of further exploration or development prospects cannot be assured. Investors must rely upon the ability, expertise, judgement, discretion, integrity and good faith of the management of the Corporation. See “Risk Factors”.

The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “KWE”. The TSX has approved the listing of the Qualified Shares. On September 18, 2002, being the day prior to the announcement of the KeyWest equity financing, the closing price of the Common Shares on the TSX was $2.93.  On November 19, 2002, being the last day on which the Common Shares traded prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $2.74.

Certificates for the Common Shares will be available for delivery within five (5) Business Days from the date of the exercise or deemed exercise of the Special Warrants.  Certain legal matters in connection with this offering will be reviewed on behalf of KeyWest by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, and on behalf of the Underwriters by Bennett Jones LLP, Calgary, Alberta

TABLE OF CONTENTS

          Page

ABBREVIATIONS AND DEFINITIONS

2

DOCUMENTS INCORPORATED BY REFERENCE

3

KEYWEST ENERGY CORPORATION

4

SIGNIFICANT ACQUISITION

4

PLAN OF DISTRIBUTION

5

DESCRIPTION OF COMMON SHARES

6

PRICE RANGE AND TRADING VOLUME OF KEYWEST COMMON SHARES

6

CAPITALIZATION

7

DIRECTORS AND OFFICERS

8

RELATIONSHIP BETWEEN KEYWEST AND ONE OF THE UNDERWRITERS

8

USE OF PROCEEDS

8

RISK FACTORS

8

INTERESTS OF EXPERTS

9

AUDITORS, REGISTRAR AND TRANSFER AGENT

9

LEGAL PROCEEDINGS

9

PURCHASER’S STATUTORY RIGHTS

9

CONTRACTUAL RIGHT OF ACTION FOR RECISSION

9

APPENDIX “A”

A-1

APPENDIX “B”

B-1

CERTIFICATE OF THE CORPORATION

C-1

CERTIFICATE OF UNDERWRITERS

C-2

ABBREVIATIONS AND DEFINITIONS

Definitions

In this prospectus, the capitalized terms set forth below have the following meanings:

“AIF” means the Revised Initial Annual Information Form of KeyWest dated October 11, 2002 for the year ended December 31, 2001;

“Bashaw Acquisition” means the acquisition on October 1, 2002 of certain petroleum and natural gas interests in the Bashaw area of Alberta from a senior producer for an approximate purchase price of $61 million (after giving effect to closing adjustments), as more particularly described under the heading “Significant Acquisition”;

“Bashaw Properties” means the petroleum and natural gas interests acquired by KeyWest pursuant to the Bashaw Acquisition;

“Board” means the board of directors of the Corporation;

“Business Day” means a day that is not a Saturday, Sunday or a legal holiday in the City of Calgary, in the Province of Alberta;

“CBCA” means the Canada Business Corporations Act, together with any amendments thereto and all regulations promulgated thereunder;

 “Common Shares” means common shares in the capital of KeyWest;

“Expiry Time” means 5:00 p.m. (Calgary time) on the earlier of:

(i)

5 Business Days after the Final Receipt Date; and

(ii)

October 4, 2003, if the Special Warrants were issued on the First Closing Date or November 4, 2003 if the Special Warrants were issued on the Second Closing Date;

“Filing Provinces” means the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec;

“Final Receipt Date” means the latest date on which a receipt for this short form prospectus is issued by the Canadian securities regulatory authorities in the Filing Provinces;

“First Closing Date” means October 4, 2002, being the date on which the Corporation issued 6,165,480 of the Special Warrants;

“GLJ” means Gilbert Laustsen Jung Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

“KeyWest” or the “Corporation” means KeyWest Energy Corporation;

 “Qualification Deadline” means 5:00 p.m. (Calgary time) on February 3, 2003;

“Qualified Shares” means the Common Shares issuable upon exercise of the Special Warrants and which are being qualified for distribution by this short form prospectus;

“Second Closing Date” means November 4, 2002, being the date on which the Corporation issued 4,743,610 of the Special Warrants;

“Special Warrant Indenture” means the special warrant indenture entered into between KeyWest and the Trust Company dated effective as of the First Closing Date governing the terms and conditions of the Special Warrants;

“Special Warrants” means the aggregate 10,909,090 special warrants of the Corporation created and issued pursuant to the Special Warrant Indenture entitling the holders thereof to acquire, subject to adjustment, one Qualified Share for each special warrant;

“Trust Company” means Computershare Trust Company of Canada;

“Trustee” means the Trust Company, as trustee under the Special Warrant Indenture;

“TSX” means The Toronto Stock Exchange;

“Underwriters” means Griffiths McBurney & Partners, CIBC World Markets Inc., Yorkton Securities Inc., BMO Nesbitt Burns Inc., Peters & Co. Limited, Canaccord Capital Corporation and FirstEnergy Capital Corp.; and

“Underwriting Agreement” means the underwriting agreement entered into between KeyWest and the Underwriters dated effective October 2, 2002 with respect to the sale of the Special Warrants.

Abbreviations

In this prospectus, the abbreviations set forth below have the following meanings:

Crude oil and natural gas liquids:

bbls

-

barrels

mbbls

-

1,000 barrels

bopd

-

barrels of oil per day

Natural gas:

mcf

-

1,000 cubic feet

mmcf

-

1,000,000 cubic feet

bcf

-

1,000,000,000 cubic feet

mcfd

-

1,000 cubic feet per day

mmcfd

-

1,000,000 cubic feet per day

boe

-

barrel of oil equivalent at the rate of 6 mcf of gas = 1 boe ngls

-

natural gas liquids

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of KeyWest, Suite 1200, 520 - 5 Avenue S.W., Calgary, Alberta, T2P 3R7; telephone (403) 261-2766.  For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of KeyWest at the above mentioned address and telephone number.

The following documents of KeyWest, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1.

the AIF including management's discussion and analysis of the financial condition and results of operations of KeyWest for the year ended December 31, 2001 incorporated therein;

2.

the audited consolidated financial statements as at December 31, 2001 and December 31, 2000 together with the notes thereto and the auditors' report therein, which are contained in the 2001 Annual Report of KeyWest;

3.

the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2002 including management's discussion and analysis of the financial conditions and results of operations of KeyWest included therein;

4.

the Information Circular - Proxy Statement dated April 16, 2002 in connection with the annual and special meeting of shareholders held on May 28, 2002 (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure given under the headings, “Statement of Corporate Governance Practices”, “Report on Executive Compensation” and “Performance Graph”);

5.

the Material Change Report of KeyWest dated October 3, 2002 in respect of the $30,000,000 equity financing through the issuance, by way of private placement, of up to 10,909,090 Special Warrants at a price of $2.75 per Special Warrant; and

6.

the Material Change Report of KeyWest dated October 7, 2002 in relation to the closing of a production purchase of approximately 2,000 barrels of oil equivalent per day, which is 95% light oil, for an acquisition cost, before adjustments, of approximately $60,000,000.

Any interim financial statement, material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by KeyWest with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

KEYWEST ENERGY CORPORATION

KeyWest is a Calgary based corporation continued under the CBCA.  KeyWest engages in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the provinces of British Columbia, Alberta and Saskatchewan.  The AIF contains a detailed description of the business, operations and properties of KeyWest.

KeyWest has one wholly-owned subsidiary, ViewPoint Resources Ltd., an Alberta corporation.  KeyWest also has a direct and indirect 100% interest in the KeyWest Energy Partnership which holds substantially all of KeyWest’s producing oil and gas properties.

KeyWest’s registered and head office is located at Suite 1200, 520 - 5 Avenue S.W., Calgary, Alberta T2P 3R7.

SIGNIFICANT ACQUISITION

On October 1, 2002, KeyWest completed the acquisition of certain petroleum and natural gas properties in the Bashaw Alberta area immediately south of KeyWest’s existing interests in the area.  Pursuant to the Bashaw Acquisition, KeyWest acquired interests ranging from 85% to 100% in 24 wells producing approximately 2,000 barrels of oil equivalent per day (net to KeyWest) of light Nisku oil with some associated gas.  The aggregate acquisition cost for the Bashaw Properties was approximately $61 million (after giving effect to closing adjustments).  The reserves associated with the Bashaw Properties have been evaluated by GLJ effective October 1, 2002 in a report dated October 9, 2002 and comprise proved producing reserves of 3,165 mbbls oil and ngls and 3.62 bcf gas, proven non-producing reserves of 1,243 mbbls oil and ngls and 167 mmcf gas, and risked probable reserves of 1,039 mbbls oil and ngls and 729 mmcf gas.  See “Business of the Company – Reserves and Future Revenue” in the AIF.  KeyWest believes that it can realize upside on the Bashaw Properties through a combination of workovers and re-completions on existing wells together with infill drilling.

The following table sets forth certain information in respect of production, product prices received and operating income for the Bashaw properties for the nine months ended September 30, 2002 and the year ended December 31, 2001, with comparative data for the preceding periods:

	Nine months ended September 30,		Years ended December 31,
	2002	2001	2001	2000
Average Daily Production
Crude oil (bbls/d)	2,048	2,261	2,247	2,485
Natural gas (mcf/d)	657	820	816	1,308
Combined (boe/d)	2,158	2,397	2,383	2,703

Average Prices Received
Crude oil ($/bbl)	$34.34	$34.71	$32.05	$40.82
Natural gas ($/mcf)	$3.59	$7.02	$6.02	$4.82

Operating Income (thousands of dollars)
Revenue	$19,845	$22,994	$28,083	$39,330
Royalties	(3,572)	(4,571)	(5,554)	(7,285)
	16,273	18,423	22,529	32,045

Operating costs	3,922	4,432	5,667	5,936

Operating income	$12,351	$13,991	$16,862	$26,109

See Appendix A for a Statement of Revenues and Expenses for the Bashaw Properties for the nine months ended September 30, 2002 and each of the years in the two year period ended December 31, 2001..

PLAN OF DISTRIBUTION

This short form prospectus is being filed in the Filing Provinces to qualify the distribution of the Qualified Shares to be issued upon the exercise of the Special Warrants.  All of the issued and outstanding Special Warrants are fully-paid and non-assessable and the Qualified Shares, or the Common Shares in the event that the Special Warrants are exercised prior to the issuance of a receipt for a final short form prospectus, issuable upon the exercise of the Special Warrants will, when issued, be fully-paid and non-assessable. The TSX has approved the listing of the Qualified Shares.

KeyWest has completed a private placement of an aggregate 10,909,090 Special Warrants at $2.75 per Special Warrant pursuant to prospectus exemptions under applicable securities legislation of which 6,165,480 Special Warrants were issued on the First Closing Date and of which 4,743,610 Special Warrants were issued on the Second Closing Date.  The private placement was completed through the Underwriters and in accordance with the Underwriting Agreement.  The Underwriters sold all the Special Warrants as agents and presently do not hold any Special Warrants as principals.  Pursuant to the Underwriting Agreement, KeyWest has paid a fee of $1,799,999.85 to the Underwriters.  The Underwriters will receive no other fees in connection with the distribution of the Qualified Shares under this short form prospectus.  The offering price of the Special Warrants was determined by negotiation between the Corporation and the Underwriters.

KeyWest has agreed that it will not, without the prior consent of Griffiths McBurney & Partners, which consent shall not be unreasonably withheld, at any time prior to 90 days from the Second Closing Date, issue or enter into any agreements to issue any Common Shares or any financial instruments convertible or exchangeable into Common Shares, provided that KeyWest may issue Common Shares to the holders of stock options issued pursuant to the Corporation’s stock option plan and to satisfy the terms of existing instruments already issued.

The Special Warrants were issued pursuant to the Special Warrant Indenture.  Since the date of issuance, no Special Warrants have been exercised.  Each Special Warrant entitles the holder to acquire, at no additional cost, one Common Share of KeyWest at any time until the Expiry Time.

In the event that a receipt for this short form prospectus is not obtained by the Corporation on or prior to the Qualification Deadline from the Canadian securities regulatory authority in each of the Filing Provinces, then each holder of Special Warrants in each of the Filing Provinces in which a receipt has not been obtained (or, if a receipt has not been obtained in the Province of Alberta, all holders wherever resident) shall be entitled after the Qualification Deadline to receive on the exercise of the Special Warrants an additional 0.05 of a Common Share for each such Special Warrant so exercised without additional payment. Special Warrants not previously exercised by the holders thereof shall be deemed to be exercised immediately prior to the Expiry Time on the basis provided for in the Special Warrant Indenture without further action on the part of the holder.

Any Common Shares issued in exchange for Special Warrants exercised prior to the Final Receipt Date will be subject to relevant hold periods under applicable securities legislation.

Holders of Special Warrants who wish to exercise the Special Warrants held by them in order to acquire Common Shares hereunder should complete the exercise form attached to the Special Warrant certificate and deliver the certificates and the executed exercise forms to the Trustee at its principal office in Calgary, Alberta.  The Special Warrants represented by a Special Warrant certificate shall be deemed to be surrendered only upon personal delivery of the certificate or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the office referred to above.

The Special Warrant Indenture provides that, in the event of certain alterations of the Common Shares, including any subdivision, consolidation or reclassification, and in the event of any form of reorganization of the Corporation, including any amalgamation, merger or arrangement, an adjustment shall be made to the terms of the Special Warrants such that the holders shall, upon exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants prior to the occurrence of those events.  The holding of Special Warrants does not constitute the holder thereof a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as expressly provided in the Special Warrant Indenture.

The Special Warrant Indenture provides that all holders of Special Warrant certificates shall be bound by any resolution passed at a meeting of the holders of Special Warrants held in accordance with the provisions of the Special Warrant Indenture and resolutions signed by the holders of Special Warrants entitled to acquire a specified majority of the Common Shares which may be acquired pursuant to all of the then outstanding Special Warrant certificates.

The Qualified Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, the Qualified Shares may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States of America.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the Board and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

PRICE RANGE AND TRADING VOLUME OF KEYWEST COMMON SHARES

The Common Shares have been listed and posted for trading on the TSX under the trading symbol “KWE”.  The following table sets forth the reported high and low sale prices and the trading volumes for the Common Shares for the periods indicated as reported by sources the Corporation believes to be reliable.

	Price Range ($)
Period	High	Low	Trading Volume
2000
First Quarter	1.45	1.09	5,555,112
Second Quarter	1.25	.90	4,229,170
Third Quarter	1.39	1.01	4,168,515
Fourth Quarter	1.70	1.21	4,592,128
TOTAL 2000			18,544,925

2001
First Quarter	1.71	1.35	4,881,647
Second Quarter	2.45	1.65	8,712,960
Third Quarter	2.09	1.60	5,021,931
Fourth Quarter	1.82	1.56	3,364,833
TOTAL 2001			21,981,371

2002
First Quarter	2.22	1.66	3,461,451
Second Quarter	2.63	2.03	6,396,333
July	2.47	2.10	1,253,901
August	2.60	2.21	856,645
September	2.98	2.53	5,160,949
October	3.00	2.50	3,168,141
November (to November 19)	2.88	2.60	1,737,800

On September 18, 2002, being the day prior to the announcement of the KeyWest equity financing, the closing price of the Common Shares on the TSX was $2.93. On November 19, 2002, being the last day on which the Common Shares traded prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $2.74.

CAPITALIZATION

The following table sets forth the capitalization of KeyWest as at September 30, 2002 and November 5, 2002, both before and after giving effect to the exercise of the Special Warrants:

	Outstanding as at September 30, 2002	Outstanding as at November 5, 2002 before Giving Effect to the Exercise of the Special Warrants	Outstanding as at November 5, 2002 after Giving Effect to the Exercise of the Special Warrants
	(Unaudited)	(Unaudited)	(Unaudited)
Debt:
Bank Loan(1)(5)	$29,626,036	$60,163,674	$60,163,674
Share Capital:
Common Shares(2)(4) (unlimited)	$46,785,149 (55,327,284 shares)	$46,434,949 (54,987,284 shares)	$ 74,284,947 (65,896,374 shares)
Preferred Shares (unlimited)	Nil	Nil	Nil
Special Warrants(5)	Nil	$27,849,998 (10,909,090)	Nil

Notes:

1.

As at September 30, 2002, KeyWest had a $95 million revolving term production facility and a U.S. $20 million swap facility with a Canadian chartered bank.  Under the facility, loan advances bear interest, payable monthly, at the lender’s prime rate (BA’s at 1.15 per annum stamping fee).  Security for the indebtedness under the bank loan includes a General Security Agreement, a floating charge and a Demand Debenture in the amount of $150 million, which grants a floating charge on all present and after-acquired property of the Corporation.  Upon expiration or termination of the revolving phase, the loan is repayable as to one-third of the outstanding balance on the 366th day following such expiration or termination, followed by eight equal quarterly payments.

2.

As at November 5, 2002, there were 5,079,168 Common Shares reserved for issuance pursuant to the exercise of stock options granted under the Corporation’s stock option plan.

3.

As at September 30, 2002, retained earnings were $22.1 million, future income tax liability was $18.4 million and the provision for future site restoration was $1.8 million.

4.

During the period between September 30, 2002 and November 5, 2002, KeyWest repurchased and cancelled an aggregate 340,000 Common Shares pursuant to its normal course issuer bid for an aggregate acquisition cost of $946,585.

5.

As at November 5, 2002, after deducting the Underwriter’ fee of $1,799,999.85 and the expenses of the issuance of the Special Warrants and the underlying Common Shares, estimated to be $350,000, the Corporation has received net proceeds from the sale of the Special Warrants of $27.85 million.

DIRECTORS AND OFFICERS

The AIF provides details concerning the directors and officers of KeyWest under the heading “Directors and Officers”.

RELATIONSHIP BETWEEN KEYWEST AND ONE OF THE UNDERWRITERS

CIBC World Markets Inc., one of the Underwriters, is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to KeyWest and to which KeyWest is indebted.  See Note 1 to the table under “Capitalization” for a description of KeyWest’s credit facility.  Consequently, KeyWest may be considered to be a connected issuer of this Underwriter for the purposes of securities regulations in certain provinces.  The decision to distribute the Special Warrants and the underlying Common Shares issuable upon exercise or deemed exercise thereof and the determination of the terms of distribution were made between negotiations among KeyWest and Griffiths McBurney & Partners, on behalf of the Underwriters.  The bank did not have any involvement in such decision or determination; however, the bank has been advised of the issuance and the terms thereof.  As a consequence of this issuance, CIBC World Markets Inc. has received its respective share of the Underwriters’ fee.  The net proceeds from the sale of the Special Warrants have been used to repay indebtedness.  See “Use of Proceeds”.

USE OF PROCEEDS

After deducting the Underwriters' fee of $1,799,999.85 and the expenses of the issuance of the Special Warrants and the underlying Common Shares, estimated to be $350,000, the Corporation has received net proceeds from the sale of the Special Warrants of $27,849,997.65. The Corporation will not receive any cash proceeds upon the exercise of the Special Warrants.  Net proceeds from the financing have been used to reduce outstanding indebtedness.  See “Relationship Between KeyWest and One of the Underwriters”.

RISK FACTORS

An investment in KeyWest should be considered speculative due to the nature of the Corporation’s involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves.  Oil and natural gas operations involve many risks, which even a combination of experience, knowledge, and careful evaluation may not be able to overcome.  There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

The petroleum industry is competitive in all its phases.  KeyWest competes with numerous other participants in the search for, and the acquisition of oil and natural gas properties and in the marketing of oil and natural gas.  KeyWest’s competitors include oil companies, which have greater financial resources, staff and facilities than those of KeyWest.  KeyWest’s ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.  Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of KeyWest.  These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation.  Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. See the information under the heading “Business of the Company – Government Regulation” in the AIF.

KeyWest’s oil and natural gas operations are subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.  Although the Corporation believes that it is in material compliance with current applicable environmental regulations, changes to such regulations may have a material adverse effect on the Corporation. See the information under the heading “Business of the Company – Environmental Regulation” in the AIF.

Both oil and natural gas prices are unstable and are subject to fluctuation.  Any material decline in prices could result in a reduction of KeyWest’s net production revenue.  The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in these volumes of KeyWest’s reserves.  KeyWest might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in KeyWest’s net production revenue causing a reduction in its oil and gas acquisition and development activities.  In addition, bank borrowings available to the Corporation are in part determined by the borrowing base of the Corporation.  A sustained material decline in prices from historical average prices could further reduce the Corporation’s borrowing base, therefore reducing the bank credit available to the Corporation and could require that a portion of the Corporation’s bank debt be repaid.

The Corporation uses the full cost method of accounting for oil and gas properties.  Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.  To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from the Corporation’s proved oil and natural gas reserves, those excess costs would be charged to operations.

From time to time, the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar.  If the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury.  In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable.  Although KeyWest maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event KeyWest could incur significant costs that could have a material adverse effect upon its financial condition.  Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities.  To the extent KeyWest is not the operator of its oil and gas properties, KeyWest will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect of the chain of title will not arise to defeat the claim of KeyWest which could result in a reduction of the revenue received by KeyWest.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Corporation.  The reserve and cash flow information set forth in the AIF and incorporated by reference into this short form prospectus represent estimates only.  The reserves and estimated future net cash flow from the Corporation’s properties have been independently evaluated effective October 1, 2002 by GLJ.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.  These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation.  Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material.  The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years.  The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

From time to time the Corporation may enter into transactions to acquire assets or shares of other corporations.  These transactions may be financed partially or wholly in debt, which may increase the Corporation’s debt levels above industry standards.  Depending on future exploitation and development plans, the Corporation may require additional equity and/or debt financing which may not be available or, if available, may not be available on favourable terms.

Certain directors of KeyWest are also directors of other oil and gas companies and, as such, may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions.  Conflicts, if any, will be subject to the procedures and remedies of the CBCA.

KeyWest’s success depends in large measure on certain key personnel including Harold Pedersen, Mary Blue, Carrie McLauchlin, Steve Sugianto and Bruce Beynon.  The loss of the services of such key personnel could have a material adverse effect on KeyWest.  KeyWest does not have key person insurance in effect for management.  The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance.  In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that KeyWest will be able to continue to attract and retain all personnel necessary for the development and operation of its business.  Investors must rely upon the ability, expertise, judgement, discretion, integrity and good faith of the management of the Corporation.

INTERESTS OF EXPERTS

Certain legal matters in connection with the distribution of the Qualified Shares issuable on exercise or deemed exercise of the Special Warrants will be passed upon on behalf of the Corporation by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Bennett Jones LLP, Calgary, Alberta.  As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Bennett Jones LLP, as a group, owned less than 1% of the outstanding Common Shares.

Reserve estimates contained in, and incorporated by reference into, this short form prospectus are based upon reports prepared by Gilbert Laustsen Jung Associates Ltd. effective October 1, 2002, as independent consultants.

As of the date hereof, Gilbert Laustsen Jung Associates Ltd., as a group, do not beneficially own, directly or indirectly, any Common Shares of the Corporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the Common Shares of the Corporation.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to KeyWest to which KeyWest is a party or any of its properties are subject, nor are there any such proceedings known to be contemplated.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of his province.  The purchaser should refer to any applicable provisions of the securities legislation of his province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant, who acquires a Qualified Share upon the exercise of a Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder shall be entitled to rescission not only of the holder's exercise of its Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant.  In the event that such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund described herein as if the permitted assignee was the original subscriber.  The foregoing is in addition to any other right or remedy available to a holder of the Special Warrants under Section 203 of the Securities Act (Alberta), Section 131 of the Securities Act (British Columbia), Section 130 of the Securities Act (Ontario), similar sections of other applicable securities legislation or otherwise at law.

APPENDIX “A”

SCHEDULE OF REVENUES AND EXPENSES

for the

BASHAW PROPERTIES

Nine Month Periods ended September 30, 2002 and 2001 and
Years ended December 31, 2001 and 2000

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AUDITORS' REPORT

To the directors of KeyWest Energy Corporation

At the request of KeyWest Energy Corporation, we have audited the schedule of revenue and expenses for the acquired properties (the “Bashaw Properties”) referred to in the purchase and sale agreement dated September 25, 2002 between KeyWest Energy Corporation and an arm's length party (the “Vendor”) for each of the years in the two year period ended December 31, 2001.  This financial information is the responsibility of KeyWest Energy Corporation.  Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Bashaw Properties referred to in the purchase and sale agreement dated September 25, 2002 for each of the years in the two year period ended December 31, 2001.

Chartered Accountants

Calgary, Canada

October 18, 2002

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BASHAW PROPERTIES

Schedule of Revenue and Expenses

(thousands of dollars)

Nine months ended September 30,		Years ended December 31,
2002	2001	2001	2000

                                                                                              (unaudited)                                                     (unaudited)

Revenue	$ 19,845	$ 22,994	$ 28,083	$ 39,330
Royalties	(3,572)	$ (4,571)	(5,554)	(7,285)

	16,273	18,423	22,529	32,045

Operating costs	3,922	4,432	5,667	5,936

Operating income	$ 12,351	$ 13,991	$ 16,862	$ 26,109

See accompanying notes to schedule of revenue and expenses for the Bashaw Properties.

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BASHAW PROPERTIES

Notes to Schedule of Revenue and Expenses

Years ended December 31, 2001 and 2000

(Information for the nine months ended September 30, 2002 and 2001 is unaudited)

1.

Basis of presentation:

On September 25, 2002 KeyWest Energy Corporation entered into a purchase and sale agreement to acquire certain properties (the “Bashaw Properties”) from an arm’s length party (the “Vendor”).  The results of operations for the Bashaw Properties will be included in the consolidated financial statements of KeyWest from the closing date of October 1, 2002.

The schedule of revenue and expenses for the Bashaw Properties includes operations of the Bashaw Properties specified in the purchase and sale agreement and includes only amounts applicable to the working interest of the Vendor for the Bashaw Properties.

The schedule of revenue and expenses for the Bashaw Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Bashaw Properties as these amounts are based on the consolidated operations of the Vendor of which the Bashaw Properties formed only a part.

2.

Significant accounting policies:

(a)

Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b)

Royalties:

Royalties are recorded at the time the product is produced and sold.  Royalties are calculated in accordance with Alberta Energy regulations and/or the terms of individual royalty agreements.

(c)

Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same.  Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Bashaw Properties

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APPENDIX “B”

PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Financial Statements of

KeyWest Energy Corporation

As at and for the nine months ended September 30, 2002 and the year ended December 31, 2001

COMPILATION REPORT

To the directors of KeyWest Energy Corporation

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet as at September 30, 2002 and the pro forma consolidated statements of earnings for the nine months ended September 30, 2002 and the year ended December 31, 2001, which have been prepared for inclusion in KeyWest’s prospectus dated November 20, 2002.  In our opinion, the unaudited pro forma consolidated statements have been properly compiled to give effect to the transactions and assumptions described in the notes thereto.

Chartered Accountants

Calgary, Canada

November 18, 2002

KEYWEST ENERGY CORPORATION

Pro Forma Consolidated Balance Sheet

As at September 30, 2002

(Unaudited)

(thousands of dollars)

KeyWest Energy Corporation	Adjustments	Notes	Pro Forma Consolidated

Assets
Current Assets: Receivables	$ 8,657	$ -		$ 8,657

Capital assets	121,008	61,000	2(a)	182,008
Other assets	6,126	(6,126)	2(a)	-

	$ 135,791	$ 54,874		$ 190,665

Liabilities and Shareholders’ Equity
Current Liabilities: Accounts payable and accrued liabilities	$ 17,064	$ -		$ 17,064

Long-term debt	29,626	27,024	2(a)(b)	56,650

Provision for site restoration	1,835	-		1,835

Future taxes	18,376	(860)	2(b)	17,516

Shareholders’ equity Share capital Retained earnings	46,785 22,105	28,710 -	2(b)	75,495 22,105

68,890	28,710	97,600

$ 135,791	$ 54,874	$ 190,665

See accompanying notes to pro forma consolidated financial statements.

KEYWEST ENERGY CORPORATION

Pro Forma Consolidated Statement of Earnings

Nine months ended September 30, 2002

(Unaudited)

(thousands of dollars)

KeyWest Energy Corporation	Bashaw Properties	Adjustments	Notes	Pro Forma Consolidation

Revenue:
Oil and gas production	$ 47,206	$ 19,845	$ -		$ 67,051
Royalties	(10,880)	(3,572)	(1,985)	3(a)

	36,326	16,273	(1,985)		50,614

Expenses:
Operating	7,793	3,922	-		11,715
General
and administrative	2,851	-	-		2,851
Interest expense	745	-	1,770	3(b)	2,515
Depletion
and depreciation	11,158	-	5,470	3(c)	16,628
Site restoration	845	-	75	3(c)	920

	23,392	3,922	7,315	34,629

Earnings before taxes	12,934	12,351	(9,300)	15,985

Taxes:
Current	300	-	90	3(d)	390
Future	4,750	-	1,255	3(d)	6,005

	5,050	-	1,345		6,395

Earnings	$ 7,884	$ 12,351	$ (10,645)		$ 9,590

Earnings per share:
Basic	$ 0.15			3(e)	$ 0.15
Diluted	$ 0.14			3(e)	$ 0.15

See accompanying notes to pro forma consolidated financial statements.

KEYWEST ENERGY CORPORATION

Pro Forma Consolidated Statement of Earnings

Year ended December 31, 2001

(Unaudited)

(thousands of dollars)

KeyWest Energy Corporation	Bashaw Properties	Adjustments	Notes	Pro Forma Consolidation

Revenue:
Oil and gas production	$ 45,197	$ 28,083	$ -		$ 73,280
Royalties	(8,560)	(5,554)	(2,310)	3(a)	(16,424)

	36,637	22,529	(2,310)		56,856

Expenses:
Operating	7,532	5,667	-		13,199
General
and administrative	2,678	-	-		2,678
Interest expense	942	-	1,730	3(b)	2,672
Depletion
and depreciation	10,457	-	7,300	3(c)	17,757
Site restoration	658	-	325	3(c)	983

	22,267	5,667	9,355	37,289

Earnings before taxes	14,370	16,862	(11,665)	19,567

Taxes:
Current	400	-	120	3(d)	520
Future	4,953	-	2,350	3(d)	7,303

	5,353	-	2,470		7,823

Earnings	$ 9,017	16,862	(14,135)		$ 11,744

Earnings per share:
Basic	$ 0.19			3(e)	$ 0.20
Diluted	$ 0.18			3(e)	$ 0.19

See accompanying notes to pro forma consolidated financial statements.

KEYWEST ENERGY CORPORATION

Notes to Pro Forma Consolidated Financial Statements

As at September 30, 2002 and for the nine months ended September 30, 2002 and year ended December 31, 2001

(Unaudited)

1.

Basis of presentation:

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of KeyWest Energy Corporation (the “Company”) in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at September 30, 2002 has been prepared from the unaudited balance sheet of the Company as at that date.  The unaudited pro forma consolidated statement of earnings for the nine months ended September 30, 2002 has been prepared from the Company’s unaudited consolidated statement of operations for the nine months ended September 30, 2002 and the unaudited schedule of revenues and expenses for the Bashaw Properties for the nine months ended September 30, 2002. The Company’s unaudited pro forma consolidated statement of earnings for the year ended December 31, 2001 has been prepared from the Company’s audited consolidated statement of operations for the year ended December 31, 2001 and the audited schedule of revenues and expenses for the Bashaw Properties for the year ended December 31, 2001.

In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for the fair presentation in accordance with generally accepted accounting principles.

The pro forma consolidated financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that the pro forma financial statements should be read in conjunction with the audited and unaudited financial statements and notes thereto incorporated by reference in this document.

2.

Pro forma consolidated balance sheet assumptions and adjustments:

The pro forma consolidated balance sheet gives effect to the following transactions as if they occurred at the balance sheet date of September 30, 2002:

(a)

On September 25, 2002 the Company entered into an agreement with an arm’s length third party to purchase certain petroleum and natural gas assets located in Southern Alberta, specifically in the Bashaw area (the “Bashaw Properties”).  The purchase price for the Bashaw Properties was $61 million after giving effect to closing adjustments.  A deposit of $6.1 million was paid on September 25, 2002 and was reported as other assets on the Company's September 30, 2002 balance sheet.  The purchase was closed on October 1, 2002 by borrowing on the Company’s existing credit facility.

(b)

The Company has received $27.85 million, net of expected share issue costs of $2.15 million, from the private placement of 10,909,090 Special Warrants at a price of $2.75 per Special Warrant.  Share issue costs have been adjusted net of future tax effect.  Each Special Warrant will entitle the holder to acquire one common share without payment of any additional consideration, subject to adjustment in certain events.  Proceeds received from the issue of Special Warrants have been used to pay down the Company’s long-term debt.

3.

Pro forma consolidated statements of earnings assumptions and adjustments:

The pro forma consolidated statements of earnings for the nine months ended September 30, 2002 and the year ended December 31, 2001 have been prepared assuming that the proposed transactions described in note 2 had been completed on January 1, 2001.  These pro forma statements give effect to the following assumptions and adjustments:

(a)

Royalties have been adjusted to reflect the Company’s contracted royalty rate on the acquired Bashaw Properties based on the terms of the purchase and sale agreement.

(b)

The pro forma consolidated statements of earnings for the nine months ended September 30, 2002 and the year ended December 31, 2001 reflect an increase in interest expense associated with the net effect of the transactions described in note 2.  The interest rate applied was the Company’s effective rate for the respective periods.

(c)

The pro forma consolidated statements of earnings reflect the provision for depletion, depreciation and site restoration using the full cost method of accounting based on the combined proved reserves and production volumes of the Company and the Bashaw Properties after considering the acquisition cost.

(d)

Current tax expense reflects an adjustment for the increased Large Corporation Tax resulting from the Bashaw Properties purchase.  Future tax expense reflects the tax effect of all the adjustments to the pro forma consolidated statements of earnings.

(e)

The earnings per share calculations give effect to the issuance of common shares as described in note 2(b) as if the shares had been issued at the beginning of January 1, 2001.  The pro forma weighted average shares outstanding for the nine month period ended September 30, 2002 is 63,529,839 (diluted – 65,572,996) and for the year ended December 31, 2001 is 58,537,474 (diluted – 60,401,409).

CERTIFICATE OF THE CORPORATION

Dated:  November 20, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of Alberta, British Columbia, Manitoba and Ontario. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed)	Harold V. Pedersen President and Chief Executive Officer	(signed)	Carrie McLauchlin Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed)	Ronald L. Belsher Director	(signed)	Mary C. Blue Director

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CERTIFICATE OF UNDERWRITERS

Dated: November 20, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of Alberta, British Columbia, Manitoba and Ontario.  For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GRIFFITHS McBURNEY & PARTNERS

(signed)  Thomas A. Budd

CIBC WORLD MARKETS INC.

(signed) Arthur N. Korpach

YORKTON SECURITIES INC.

(signed) J. Alexander Wylie

BMO NESBITT BURNS INC.

(signed) David M. Vetters

PETERS & CO. LIMITED

(signed) Christopher S. Potter

CANACCORD CAPITAL CORPORATION

(signed) Steve Mullie

FIRSTENERGY CAPITAL CORP.

(signed) John S. Chambers

C-2